UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SELECTA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

816212104

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,676,234 shares, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Amir Nashat (“Nashat”), a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,676,234 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,676,234
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

52,156 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

52,156 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

18,329 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

18,329 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,329
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

26,760 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

26,760 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,773,479 shares, of which (a) 2,676,234 shares are directly owned by PVP V, (b) 52,156 shares are directly owned by PVPE V, (c) 18,329 shares are directly owned by PVPFF and (d) 26,760 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”) shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,773,479 shares, of which (a) 2,676,234 shares are directly owned by PVP V, (b) 52,156 shares are directly owned by PVPE V, (c) 18,329 shares are directly owned by PVPFF and (d) 26,760 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to dispose of the Fund V Shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,773,479
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,773,479 shares, of which (a) 2,676,234 shares are directly owned by PVP V, (b) 52,156 shares are directly owned by PVPE V, (c) 18,329 shares are directly owned by PVPFF and (d) 26,760 shares are directly owned by PVPSFF V, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,773,479 shares, of which (a) 2,676,234 shares are directly owned by PVP V, (b) 52,156 shares are directly owned by PVPE V, (c) 18,329 shares are directly owned by PVPFF and (d) 26,760 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares, McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,773,479
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,773,479 shares, of which (a) 2,676,234 shares are directly owned by PVP V, (b) 52,156 shares are directly owned by PVPE V, (c) 18,329 shares are directly owned by PVPFF and (d) 26,760 shares are directly owned by PVPSFF V, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,773,479 shares, of which (a) 2,676,234 shares are directly owned by PVP V, (b) 52,156 shares are directly owned by PVPE V, (c) 18,329 shares are directly owned by PVPFF and (d) 26,760 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,773,479
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Amir Nashat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,779,889 shares, of which (a) 2,676,234 shares are directly owned by PVP V, (b) 52,156 shares are directly owned by PVPE V, (c) 18,329 shares are directly owned by PVPFF, (d) 26,760 shares are directly owned by PVPSFF V and (e) 6,410 shares which represent Common Stock underlying a Stock Option owned by Nashat directly, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,779,889 shares, of which (a) 2,676,234 shares are directly owned by PVP V, (b) 52,156 shares are directly owned by PVPE V, (c) 18,329 shares are directly owned by PVPFF, (d) 26,760 shares are directly owned by PVPSFF V and (e) 6,410 shares which represent Common Stock underlying a Stock Option owned by Nashat directly, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,779,889
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 816212104

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2016 and amended on September 29, 2017 and May 3, 2018 (as amended, the “Schedule 13D”) by the Reporting Persons. The “Reporting Persons” are, collectively, Polaris Venture Partners V, L.P. (“PVP V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”), Polaris Venture Partners Founders’ Fund V, L.P (“PVPFF V”), Polaris Venture Partners Special Founders’ Fund, L.P. (“PVPSFF V”), Polaris Venture Management Co. V, L.L.C. (“PVM V), Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”) and Amir Nashat (“Nashat”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

This Amendment No. 3 is being filed to report the acquisition of Common Stock by PVP V, PVPE V, PVPFF V and PVPSFF V on January 25, 2019, all other information is as set forth in the Schedule 13D. Information given in response to each item below shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information reported in Row 13 of each of the Reporting Persons’ cover pages and set forth below is based on a total of 42,471,776 shares of Common Stock outstanding as reported on the Issuer’s Prospectus Supplement filed with the SEC on January 24, 2019 (the “Prospectus”) and assuming the underwriters did not exercise their option to purchase additional shares. 45,471,776 shares of Common Stock would be outstanding if the underwriters exercised in full their option to purchase additional shares (the “Underwriter Purchase”). If the Underwriter Purchase was exercised in full, each of the Reporting Persons’ percent of class represented by row 11 and reported in row 13 of their respective cover pages would be:

Reporting Person	Percent of Class
PVP V	5.9%
PVPE V	0.1%
PVPFF V	0.0%
PVPSFFV	0.1%
PVM V	6.1%
Flint	6.1%
McGuire	6.1%
Nashat	6.1%

(a)

On January 25, 2019, each of PVP V, PVPE V, PVPFF V and PVPSFF V participated in a follow-on public offering as represented in the Prospectus filed pursuant to such follow-on public offering, such funds made the following acquisitions of Common Stock:

Fund	Number of Shares Purchased	Price Per Share
PVP V	1,125,756	$1.50
PVPE V	21,941	$1.50
PVPFF V	7,711	$1.50
PVPSFFV	11,258	$1.50

Following such purchases, PVP V beneficially owns 2,676,234 shares of Common Stock, or approximately 6.3% of the Common Stock outstanding. PVPE V beneficially owns 52,156 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPFF V beneficially owns 18,329 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVPSFF V beneficially owns 26,760 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. Nashat owns directly 6,410 options to purchase shares of Common Stock (the “Director Options”). PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each of Flint, McGuire and Nashat, in their respective capacities with respect to PVM V, may be deemed to indirectly beneficially own the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V. Each of PVM, Flint, McGuire and Nashat disclaim beneficial ownership of the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V and this report shall not be deemed an admission that any of them is the beneficial owner of such securities for any purpose, except to the extent of their respective pecuniary interests therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following paragraph:

On June 16, 2017, Nashat, was granted the Director Options pursuant to the Issuer’s 2008 Stock Option and Incentive Plan (the “Plan”) which is attached as Exhibit 10.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211555) filed on June 20, 2016, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit D - 2008 Stock Option and Incentive Plan, filed on June 20, 2016 as Exhibit 10.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211555) and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2019

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By: *
Jonathan A. Flint

TERRANCE G. MCGUIRE

By: *
Terrance G. McGuire

AMIR NASHAT

By: *
Amir Nashat

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

[This Schedule 13D Amendment No. 3 was executed pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]